SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report
**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): May 17th, 2005

Amersin Life Sciences Corporation

(Exact name of registrant as specified in its charter)

Nevada	**0-25553**	**88-0419476**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS employer identification number)

410 Park Avenue, 15th Floor, New York, NY	**10022**
(Address of principal executive offices)	(Zip code)

Registrant's telephone, including area code **(604) 881-2899**

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
  (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
  (17 CFR 240.13e-4(c))

Item 8.01   Other Events

On May 18th, 2005 the company announced that delays resulting from workload in the office of its auditors, Moen and Company, will result in late filing of its annual report on form 10-KSB and that as a result a change of trading symbol from AMLS to AMLSE is expected later this week.

A copy of the news release announcing the anticipated delay is attached hereto as Exhibit 99.1.

A copy of the correspondence from Moen and Company referred to in the news release is attached hereto as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18th, 2005

Amersin Life Sciences Corporation
(Registrant)

By: /s/ H. Y. (Reid) Li
         H. Y. (Reid) Li
         President and Chief Executive Officer

EXHIBIT 99.1– News Release



Amersin announces delay in filing annual report due to auditor's workload.

New York, May 17th, 2005 – Amersin Life Science Corporation (OTCBB: AMLS) announced today that delays resulting from workload in the office of its auditors, Moen and Company, will result in late filing of its annual report on form 10-KSB and that as a result a change of trading symbol from AMLS to AMLSE is expected later this week.

The Company received a form letter from Moen and Company on April 6th, advising that all registered public audit firms must be reviewed by both the Canadian Public Accountability Board (CPAB) and the United States' Public Company Accounting Oversight Board (PCAOB), indicating that their undivided attention had been required while they underwent a joint review commenced February 3rd and ended April 1st, 2005. The letter provided a reassuring outlook on the firm's ability to catch up from the backlog created by the review.

In subsequent discussions the Company understood that the audited financial statements would be available with sufficient lead time to file with the SEC prior to the deadline; however, it became apparent today that this is not the case. Amersin now understands that the audited financial statements will not be available until later in the week.

"An audit of our profitable subsidiary in China was completed in March earlier this year" said Amersin's CEO Reid Li, "This should not reflect poorly on our team in China. They delivered excellent operating results for the year and were very well prepared for their first independent audit."

About Amersin Life Sciences Corporation:
Amersin is profitable and committed to building investor equity through strategic acquisition and vertical integration of operating subsidiaries and controlling joint venture interests in China to include all facets of pharmaceutical life sciences from raw materials through dosage form production and distribution. Additional information may be requested via Amersin's web site at http://www.amersin.com

"Safe Harbor" Statement:

This news release contains certain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from the forward-looking statements contained herein. Detailed information about many risk factors are set forth in Amersin's periodic filings with the Securities and Exchange Commission including, but not limited to, those risks and uncertainties listed in the sections entitled "Cautionary Note Regarding Forward-Looking Statements" and "Management's Discussion and Analysis" in Amersin's most recent Quarterly Report on Form 10-QSB. All documents are available through the SEC's Electronic Data Gathering Analysis and Retrieval system (EDGAR) at http://www.sec.gov or the Amersin web site at http://www.amersin.com. Amersin is under no obligation, and expressly disclaims any obligation, to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, contact:
Corporate Communications:
Amersin Life Sciences Corporation
Howard Milne, 604-881-2899 ext 220
Fax: 604-881-2892
howard@amersin.com

EXHIBIT 99.2 – Auditor's Letter

MOEN AND COMPANY
CHARTERED ACCOUNTANTS

Member:
Canadian Institute of Chartered Accountants
Institute of Chartered Accountants of British Columbia
Institute of Management Accountants (USA) (From 1965)

Registered with:
Public Company Accounting Oversight Board (USA) (PCAOB)
Canadian Public Accountability Board (CPAB)
Canada - British Columbia Public Practice Licence

Securities Commission Building
PO Box 10129, Pacific Centre
Suite 1400 – 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6
Telephone: (604) 662-8899
Fax: (604) 662-8809
Email: moenca@telus.net

April 6, 2005

Re: Public Issuers

In keeping with the desire for good governance of publicly traded issuers and the relationship of these entities with their auditors, in Canada and the United States, the Canadian Public Accountability Board (CPAB) was established in Canada, and the Public Company Accounting Oversight Board (PCAOB) was established in the United States. We are registered with both of these regulatory Boards.

All registered public audit firms must be reviewed by both of these Boards.

We are pleased to advise that we are the first firm in North America to have a joint CPAB and PCAOB review. This review took place during the period from February 23, 2005 to April 1, 2005, inclusive, and required our undivided attention.

We must apologize for any delay that this may have caused in our dealing with your audit, accounting, and Regulatory matters.

We now have the time available to get caught up with these services for you, and look forward to being of continued service for you.

Yours very truly,
MOEN AND COMPANY

"Irving P. Moen, C.A"
_____